United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of May 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F. Form 20-F x Form 40-F o Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes o No x Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes o No x

Inter & Co, Inc. (the "Company") MINUTES OF 2024 ANNUAL GENERAL MEETING OF THE COMPANY HELD VIRTUALLY AND AT THE OFFICES OF THE COMPANY ON AVENIDA BARBACENA Nº 1219, IN THE CITY OF BELO HORIZONTE, STATE OF MINAS GERAIS, CEP 30190-131, BRAZIL, ON APRIL 26, 2024, AT 04:30 P.M. (LOCAL TIME) Present: As set out in the Schedule In Attendance: As set out in the Schedule 1 Officers of the Meeting It was resolved that, in accordance with the Amended and Restated Memorandum and Articles of Association (the “Memorandum and Articles”), Ana Luiza Vieira Franco Forattini be appointed as chairperson of the meeting. It was further resolved that Débora Resende Castanheira de Carvalho be appointed as secretary of the meeting. 2 Constitution of the Meeting 2.1 The Chairperson noted that the Memorandum and Articles provide that the quorum for a general meeting of the Company is that of one or more shareholders holding not less than one-quarter in aggregate of the voting power of all shares in issue and entitled to vote, present by proxy or in person, or, if a corporation or other non-natural person, by its duly authorised representative. 2.2 The Secretary noted that written notice of the meeting (the “Notice”) had been sent on March 26, 2024, to all shareholders of record of the Company as of March 18, 2024 (the “Shareholders”). It was noted that the Notice confirmed that the meeting may be attended virtually online via the internet and telephone details as noted therein, and that the physical location of the meeting for the purposes of the Memorandum and Articles would be as noted therein. 2.3 The Chairperson noted that the Shareholders, as listed in the Schedule, were present by proxy at the meeting. 2.4 Accordingly, the Chairperson declared the meeting duly constituted. 2.5 The Chairperson noted that as a foreign issuer registered with the Brazilian Securities Exchange Commission (“CVM”), in compliance with the Brazilian capital markets regulations, we will file a summary of the resolutions passed at this Meeting with CVM and will also file with the SEC a current report on Form 6-K with such summary resolutions, which reports will also serve to provide prompt notice of the actions taken at the Meeting to each shareholder not in attendance at the Meeting. 3 Business of the Meeting The Secretary noted that the purpose of calling the meeting was for the Shareholders to consider and, if thought fit, approve the resolutions contained in the Notice and which are set out below:

3 (a) as an ordinary resolution, that the Company's financial statements and the Auditor's report for the fiscal year ended 31 December 2023 be approved, ratified and confirmed in all respects; (b) as an ordinary resolution, that the proposed annual budget of US$15,802,867.00 (fifteen million, eight hundred and two thousand, eight hundred and sixty-seven US dollars) for the aggregate compensation payable by the Company to the directors and officers of the Company be approved, ratified and confirmed in all respects; (c) as an ordinary resolution, that Claudia Farkouh Prado be appointed as a director of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (d) as an ordinary resolution, that each of Rubens Menin Teixeira de Souza, Maria Fernanda Nazareth Menin Teixeira de Souza Maia, Leonardo Guimarães Corrêa, José Felipe Diniz, Cristiano Henrique Vieira Gomes, André Guilherme Cazzaniga Maciel, Luiz Antônio Nogueira de França, Antonio Kandir and Todd Crawford Chapman be re-appointed as directors of the Company with immediate effect to hold office for a two-year term in accordance with the Articles of Association of the Company; (e) as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association in the form uploaded to the Company's website (accessible at https://investors.inter.co/en/documents/governance-documents/) with immediate effect. 4 Voting The resolutions referenced above were put to the meeting and were each duly passed and approved in accordance with the Memorandum and Articles. 5 Termination of Meeting There being no further business the meeting was concluded. ___________________________________ ___________________________________ Chairperson: Ana Luiza Vieira Franco Forattini Secretary: Débora Resende C. de Carvalho

Schedule

Present (list of shareholders who submitted proxies or were otherwise present at the meeting):

- Costellis International Limited
- Brokers that submitted the votes of shareholders and holders of the Company's Brazilian Depositary Receipts by proxy (according to AST's broker tabulation report attached hereto as an Exhibit):
  - AMERIPRISE FINANCIAL
  - APEX CLEARING CORPORATION
  - BANK OF AMERICA
  - BANK OF NY
  - BARCLAYS BANK PLC NEW YORK BRANCH/BARCLAYS BANK PLC-LNBR
  - BNP PARIBAS (BNP/PPBC)
  - BROWN BROTHERS HARRIMAN
  - CETERA INVESTMENT SERVICES
  - CHARLES SCHAWAB&CO
  - CIBC CAPITAL MARKETS
  - CITADEL SECURITIES LLC
  - CITIBANK
  - CITIGROUP GLOBAL MARKETS INC.
  - DAVIDSON CUSTOM BROKERS LIMITED
  - DRIVE LLC
  - FOLIO INVESTMENTS
  - GOLDMAN SACHS
  - INT BROKER
  - JEFFERIES LLC
  - JPMORGAN CHASE BANK NA
  - J.P. MORGAN SECURITIES LLC
  - MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
  - MORGAN STANLEY LLC
  - MSSB
  - NFS LLC
  - NORTHERN TRUST
  - PERSHING LLC
  - QUES/CDS
  - RBC CAPITAL MARKETS
  - RBC DOMINION SECURITIES
  - RHSECURLLC
  - SCOTIABANK
  - SECURITY STATE BANK & TRUST
  - STATE STREET BANK &
  - TD AMERITRADE CLEARING
  - UBS FINAN
  - UBS SECURITIES LLC
  - UMB BANK N.A.
  - US BANK N.A.
  - VANGUARD
  - VCLLC
  - WELLS FARGO CLEARING

4

5 In Attendance (other people attending the meeting): - Ana Luiza Vieira Franco Forattini, General Counsel and Chief Governance and Compliance Officer of the Company, as Chairperson of the Meeting; - Débora Resende Castanheira de Carvalho, Legal Manager of the Company, as Secretary of the Meeting; - Santiago Horacio Stel, Chief Strategy & Investor Relations Officer of the Company; - Vanderson Gonçalves Brandão, Superintendent of Accounting; - Luciana Samia, KPMG, as Auditor of the Company; - Jonas Salles, KPMG, as Auditor of the Company; - Mariana Silveira Viotti, as In-House Legal Counsel of the Company; - Lucas Moreira Alcici, as In-House Legal Counsel of the Company.

2 SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 8, 2024